Exhibit 99.2

DECENT HOLDING INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in U.S. dollars, except for share and per share data)

	As of April 30, 2026	As of October 31, 2025
	Unaudited
ASSETS
CURRENT ASSETS
Cash	$1,653,308	$572,807
Accounts receivable, net	21,270,035	12,382,623
Prepayment, net	5,582,523	—
Prepaid expenses, current	1,107,696	1,963,359
Other Receivables	113,118	5,073
Contract assets	1,838,135	1,158,370
Loan receivable, current	600,000	—
Due from related parties	347	490
Inventories	123	128
Interest receivable	3,500	10,500
Total current assets	32,168,785	16,093,350
NON-CURRENT ASSETS
Deferred offering costs	—	19,884
Prepaid expenses, non-current	—	105,000
Loan receivable, non-current	—	350,000
Operating lease assets, net	760,269	154,556
Property and equipment, net	179,688	201,539
Intangible assets, net	5,798	5,738
Deferred tax asset	411,177	248,908
Total non-current assets	1,356,932	1,085,625
TOTAL ASSETS	$33,525,717	$17,178,975

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$7,560,733	$3,175,565
Advance from Customers	1,044,553	246
Payroll payable	89,959	15,009
Tax payables	1,548,762	1,138,911
Other payables	7,241,937	5,005,375
Contract liabilities	1,256,381	—
Operating lease liabilities – current	290,326	52,217
Estimated warranty liabilities	120,161	9,650
Total current liabilities	19,152,812	9,396,973
NON-CURRENT LIABILITIES
Operating lease liabilities – non-current	426,626	54,331
Total non-current liabilities	426,626	54,331
TOTAL LIABILITIES	19,579,438	9,451,304

SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.0025 par value, 19,800,000 shares authorized, 1,615,128 and 450,000 shares issued and outstanding as of April 30, 2026 and October 31, 2025, respectively)	4,038	1,125
Class B Ordinary shares (US$0.0025 par value, 200,000 shares authorized, 200,000 shares issued and outstanding as of April 30, 2026 and October 31, 2025, respectively)	500	500
Subscription receivable	(1,500)	(1,500)
Additional paid-in capital	11,257,406	4,222,882
Statutory reserve	666,232	512,732
Retained earnings	1,893,290	3,118,706
Accumulated other comprehensive income (loss)	128,530	(126,774)
Total Decent’s shareholders’ equity	13,948,496	7,727,671
Non-controlling interests	(2,217)	—
Total shareholders’ equity	13,946,279	7,727,671
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$33,525,717	$17,178,975

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE (LOSS) INCOME
(Stated in U.S. dollars, except for share and per share data)

	For The Six Months Ended April 30,
	2026	2025
REVENUE
Wastewater treatment revenue	$9,186,084	$493,123
River water quality management revenue	4,297,180	4,728,449
Product sales revenue	1,344,830	277,081
Training revenue	3,502,890	—
Others	254,541	—
TOTAL REVENUE	18,585,525	5,498,653

COST OF REVENUE
Wastewater treatment revenue	(7,220,924)	(401,310)
River water quality management revenue	(3,288,423)	(3,424,737)
Product sales revenue	(1,004,580)	(161,511)
Training revenue	(872,309)	—
TOTAL COST OF REVENUE	(12,386,236)	(3,987,558)
GROSS PROFIT	6,199,289	1,511,095

OPERATING EXPENSES
Selling expenses	(3,076,861)	(223,821)
General and administrative expenses	(3,809,799)	(1,740,278)
Research and development expenses	(188,381)	(12,784)
Total operating expenses, net	(7,075,041)	(1,976,883)

NET LOSS FROM OPERATIONS	(875,752)	(465,788)

OTHER INCOME (EXPENSES)
Interest income	7,595	13,854
Other income	27	2,521
Total other income, net	7,622	16,375

NET LOSS BEFORE TAXES	(868,130)	(449,413)

Income tax expenses	(205,963)	(29,752)
NET LOSS	(1,074,093)	(479,165)
Net loss attributable to non-controlling interests	(2,177)	—
Net loss attributable to shareholders	(1,071,916)	(479,165)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment attributable to non-controlling interests	(40)	—
Foreign currency translation adjustment attributable to shareholders	255,304	(131,684)
Total comprehensive income (loss)	255,264	(131,684)
COMPREHENSIVE LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	$(2,217)	$—
COMPREHENSIVE LOSS ATTRIBUTABLE TO DECENT’S SHAREHOLDERS	$(816,612)	$(610,849)

Weighted average shares outstanding during the year – basic and diluted	1,744,319	650,000
Loss per Ordinary Share – basic and diluted	$(0.61)	$(0.74)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Stated in U.S. dollars, except for share and per share data)

	Ordinary Shares					Additional		Retained earnings	Accumulated other
	Class A		Class B		Subscription	paid-in	Statutory	(Accumulated	comprehensive	Total
	Shares	Par value	Shares	Par value	receivable	capital	reserve	deficits)	income (loss)	Equity
BALANCE, October 31, 2024	400,000	$1,000	200,000	$500	(1,500)	1,210,094	402,621	3,551,019	(146,425)	5,017,309

Issuance of ordinary shares upon Initial Public Offering (“IPO”)	50,000	125	—	—	—	3,035,160	—	—	—	3,035,285
Net loss	—	—	—	—	—	—	—	(479,165)	—	(479,165)
Statutory reserve	—	—	—	—	—	—	17,610	(17,610)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(131,684)	(131,684)
BALANCE, April 30, 2025	450,000	$1,125	200,000	$500	(1,500)	4,245,254	420,231	3,054,244	(278,109)	7,441,745

	Ordinary Shares*					Additional		Retained earnings	Accumulated other	Total Decent	Non-
	Class A		Class B		Subscription	paid-in	Statutory	(Accumulated	comprehensive	shareholders’	controlling	Total
	Shares	Par value	Shares	Par value	receivable	capital	reserve	deficits)	income (loss)	Equity	interests	Equity
BALANCE, October 31, 2025	450,000	$1,125	200,000	$500	(1,500)	4,222,882	512,732	3,118,706	(126,774)	7,727,671	—	7,727,671

Issuance of ordinary shares upon offering, net of offering cost	533,334	1,334	—	—	—	7,036,103	—	—	—	7,037,437	—	7,037,437
Ordinary shares issued upon cashless exercise of the warrants	631,794	1,579	—	—	—	(1,579)	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(1,071,916)	—	(1,071,916)	(2,177)	(1,074,093)
Statutory reserve	—	—	—	—	—	—	153,500	(153,500)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	255,304	255,304	(40)	255,264
BALANCE, April 30, 2026	1,615,128	$4,038	200,000	$500	(1,500)	11,257,406	666,232	1,893,290	128,530	13,948,496	(2,217)	13,946,279

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in U.S. dollars, except for share and per share data)

	For The Six Months Ended April 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,074,093)	$(479,165)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for credit losses and bad debts	791,245	789,852
Depreciation and amortization	46,465	36,951
Amortization of finance lease assets	—	7,306
Non-cash operating lease expenses	99,636	27,149
Deferred income tax effect	(148,914)	(113,869)
Estimated warranty effect	108,073	(27,040)
Changes in operating assets and liabilities:
Accounts receivable	(8,999,285)	(651,784)
Prepayment	(2,018,193)	7,540
Prepaid expenses	936,428	—
Other receivables	(105,843)	6,463
Contract assets	(4,119,007)	2,683
Due from related party	161	264
Inventories	11	2
Other current assets	—	(1,188,411)
Tax payables	354,877	143,621
Other payables	1,986,935	632,182
Accounts payable	4,173,124	(703,567)
Advance from customers	1,025,049	—
Contract liabilities	1,233,224	—
Operating lease liabilities	(93,034)	(6,511)
Advance from related parties	—	(55,035)
Payroll payable	72,943	11,390
CASH USED IN OPERATING ACTIVITIES	(5,730,198)	(1,559,979)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(16,445)	(585)
Loan made to third party	(243,000)	(1,984,087)
Repayment from related parties	—	38,901
CASH USED IN INVESTING ACTIVITIES	(259,445)	(1,945,771)

CASH FLOWS FROM FINANCING ACTIVITIES:
Offering costs paid	(962,563)	(1,017,291)
Principal payment for obligation under finance leases	—	(11,695)
Gross proceeds from offering	8,000,000	5,000,000
CASH PROVIDED BY FINANCING ACTIVITIES	7,037,437	3,971,014

EFFECT OF EXCHANGE RATE ON CASH	32,707	(33,880)

NET CHANGE IN CASH	1,080,501	431,384

CASH AT BEGINNING OF PERIOD	572,807	407,031

CASH AT END OF PERIOD	$1,653,308	$838,415

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Income taxes	$—	$—
Interest	$—	$—

NON-CASH TRANSACTIONS
Operating lease assets obtained in exchange for lease obligations	$687,751	$—
Cashless exercise of warrants	1,579	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Decent Holding Inc. (the “Company” or “Decent”) is a holding company incorporated on January 6, 2022 under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the issued and outstanding share capital of Decent Hong Kong Holding International Limited (“Decent HK”), which was incorporated in Hong Kong on February 24, 2022. Decent HK is also a holding company that is holding all of the equity interest of Shandong Naxin Ecological Environment Engineering Co., Limited (“WFOE”), a wholly foreign owned enterprise incorporated in the People’s Republic of China (“PRC” or “China”) on September 30, 2022.

The Company, through its PRC subsidiary, WFOE, wholly owns Shandong Dingxin Ecology Environmental Co., Limited (“Decent China”) that was incorporated on September 5, 2011. Decent China engages in wastewater treatment, river water quality management, and microbial product sales.

On December 19, 2022, the Company completed its reorganization of entities under the common control of all shareholders, who collectively owned a majority of the equity interests of the Company prior to the reorganization. WFOE wholly owns Decent China and all of these entities included in the Company are under common control, which results in the consolidation of Decent China at the carrying value. This transaction has been accounted for as a reorganization of entities under common control. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

The details of the ownership and percentage of ownership of the Company and Decent China held by the shareholders before the reorganization are described below:

(i)	Decent China, the Operating Subsidiary incorporated under the laws of PRC, was incorporated on June 23, 2017. Prior to the reorganization, Mr. Dingxin Sun (“Mr. Sun”), Yantai Xinxing Investment Center (Limited Partnership), and Chaofu Chen, each hold 92.47%, 7.43% and 0.1% of equity interest of Decent China, respectively.

(ii)	On January 6, 2022, the Company was incorporated in the Cayman Islands and an authorized share capital of 500,000,000 shares of a par value of US$0.0001 per share.

(iii)	On December 19, 2022, the Company completed its reorganization of entities under the common control of all shareholders, who collectively owned a majority of the equity interests of the Company prior to the reorganization.

The table below demonstrates details about the shareholding structure of Decent China prior to the reorganization:

Name	Shares Owned	Percentage
Dingxin Sun	18,913,796	92.47%
Yantai Xinxing Investment Center (Limited Partnership)	1,519,750	7.43%
Chaofu Chen	20,454	0.10%
TOTAL	20,454,000	100.00%

The shareholding structure of Yantai Xinxing Investment Center (Limited Partnership) as of November 22, 2021 is as follows:

Names	Shares Owned	Percentage
Dingxin Sun	2,010,360	51.31%
Youquan Zhu	1,200,000	30.62%
Dingyan Sun	321,050	8.19%
Haicheng Xu	149,750	3.82%
Shaohui Jia	145,560	3.71%
Lianlian Wang	91,350	2.33%
TOTAL	3,918,070	100.00%

Upon the reorganization and as at the date of this report, details of the subsidiary companies are as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Decent Hong Kong Holding International Limited (“Decent HK”)	February 24, 2022	Hong Kong	100% directly owned by Decent Cayman	Investment Holding
Shandong Naxin Ecological Environment Engineering Co., Limited (“WFOE”)	September 30, 2022	PRC	100% directly owned by Decent HK	Investment Holding
Shandong Dingxin Ecology Environmental Co., Limited (“Decent China”)	September 5, 2011	PRC	100% owned by WFOE	Wastewater treatment, river water quality management, and microbial product sales
Suncare (Shanghai) Health Technology Co., Ltd. ("Suncare")	December 24, 2025	PRC	99% owned by Decent HK	AI-powered digital health and wellness

On January 23, 2025, the Company completed its initial public offering (“IPO”) on the Nasdaq Capital Market, issuing an aggregate of 1,250,000 Ordinary Shares, par value $0.0001 per share, at a price of $4.00 per share. In addition, on January 21, 2025, the Company entered into an underwriting agreement with Craft Capital Management LLC, who acted as the representative of the underwriters, pursuant to which the Company granted the underwriters a 45-day option to purchase up to an additional 187,500 Ordinary Shares to cover the over-allotments option, if any. The initial public offering closed on January 23, 2025, with gross proceeds totaling US$5 million, before deducting underwriting discounts and offering expenses. The Ordinary Shares commenced trading on the Nasdaq Capital Market on January 22, 2025, under the ticker symbol “DXST.”

On May 9, 2025, the Company convened its extraordinary general meeting of shareholders, during which the shareholders of the Company adopted resolutions approving to i) reclassify all 16,250,000 ordinary shares issued and outstanding into Class A ordinary shares with a par value of US$0.0001 each, each having one vote per share, ii) redesign 5,000,000 Class B ordinary shares with a par value of US$0.0001 each, each having twenty votes per share, and iii) redesign the remaining 483,750,000 authorized but unissued ordinary shares into Class A ordinary shares on a one for one basis.

On November 12, 2025, the Company completed its public offering on the Nasdaq Capital Market, issuing an aggregate of 13,333,333 ordinary shares and up to 26,666,666 warrants, par value $0.0001 per share, at a price of $0.60 per share. Each whole warrant is exercisable for one ordinary share at an exercise price equal to 110% of the public offering price of the ordinary shares in this Offering. The warrants will be exercisable on a cashless basis and will expire 120 days after the closing of this offering. A total of 15,794,229 shares of class A ordinary shares were issued upon the exercise of warrants. The public offering closed on November 12, 2025, with gross proceeds totaling US$8 million, before deducting underwriting discounts and offering expenses.

On December 24, 2025, Decent HK and Mr. Li Kai jointly incorporated Suncare (Shanghai) Health Technology Co., Ltd. ("Suncare"), a company focused on the core business of AI-powered digital health and wellness. Decent HK holds 99% of the equity interest in Suncare.

Reverse Stock Split

On March 16, 2026, the Company effected a 1-for-25 reverse stock split of its issued and outstanding Class A ordinary shares and Class B ordinary shares. As a result, every 25 ordinary shares were combined into one ordinary share. The par value of the Class A ordinary shares was increased from $0.0001 to $0.0025 per share, and the par value of the Class B ordinary shares was increased from $0.0001 to $0.0025 per share. The total authorized share capital was adjusted to $50,000, divided into 19,800,000 Class A ordinary shares and 200,000 Class B ordinary shares.

No fractional shares were issued in connection with the reverse stock split; any fractional shares resulting from the split were rounded up to the nearest whole share.

The reverse stock split did not change the total amount of shareholders’ equity. All share and per share information in the accompanying unaudited interim condensed consolidated financial statements and notes for all periods presented have been retroactively adjusted to give effect to the reverse stock split.

Liquidity and capital resources

As of April 30, 2026, we had cash of $1,653,308 and working capital of $13.0 million. Net cash used in operating activities was $5.7 million for the six months ended April 30, 2026, compared to $1.6 million for the six months ended April 30, 2025, primarily due to the increase in accounts receivable and contract assets. In response to the Company's current liquidity position, management has systematically deployed improvement measures across two dimensions: inflows enhancement and outflows control. On the inflows front, the Company is accelerating the collection of accounts receivable and contract assets to shorten the cash conversion cycle, while actively expanding bank credit facilities and supply chain financing channels, and continuously optimizing the revenue mix in favor of businesses with faster cash conversion. On the outflows front, the Company is strictly controlling capital expenditures and discretionary spending, while negotiating more favorable payment terms with suppliers. Over the medium to long term, the Company will establish a rolling cash flow forecasting system and enhance customer credit risk management mechanisms to fundamentally strengthen the stability and predictability of operating cash flows. The management concludes that the Company has sufficient funds for sustainable operation and it will be able to meet its payment obligations from operations and debt related commitments for the next 12 months from the issuance of the consolidated financial statements.

2.	RECLASSIFICATION

The Company has reclassified certain comparative amounts in the consolidated cash flow for the six months ended April 30, 2025 to conform to the current year’s presentation. The principal reclassifications are related to the offering cost paid being reclassified from the cash flows from operating activities to cash flows from financing activities. The reclassification did not have an impact on the reported total assets, liabilities, stockholders’ equity and net income.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the fiscal years ended October 31, 2025 and 2024. Operating results for the six months ended April 30, 2026 are not necessarily indicative of the results that may be expected for the year ending October 31, 2026.

Principles of Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of Estimates

The preparation of these unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Identified below are the accounting policies that reflect the Company’s most significant estimates and judgments, and those that the Company believes are the most critical to fully understanding and evaluating its unaudited interim condensed consolidated financial statements. Significant accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements include but not limited to the useful lives of property and equipment, impairment of long-lived assets, valuation of accounts receivables, prepayments, other receivable, inventory and deferred tax assets. Actual results could differ from these estimates.

Cash

Cash consists of cash on hand and at banks. The Company has not experienced any losses in such accounts and does not believe the cash is exposed to any significant risk.Pursuant to the Regulations on Deposit Insurance of the People’s Republic of China, corporate legal entities are entitled to deposit insurance coverage with a maximum limit of RMB 500,000 per insured institution. This coverage applies to the aggregate principal and interest of all deposit accounts held by the same corporate entity at the same bank. Deposits within the limit are fully protected and shall be repaid in full within seven working days upon bank failure. Any amount exceeding RMB 500,000 is not covered by the deposit insurance fund and shall be settled in accordance with the bank’s liquidation process.

Accounts Receivable, Net

Accounts receivable represents the revenues earned from the clients but have not yet collected. Accounts receivable is recorded at net realizable value.

On November 1, 2023, the Company adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). ASC 326 requires the application of a credit loss model based prospectively on current expected credit losses (CECL), and replaces the previous model based retrospectively on past incurred losses. The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost, of which the Company reported only accounts receivable as of October 31, 2024. Results for reporting periods beginning November 1, 2023 are presented under ASC 326. The Company carries accounts receivable at the face amounts less a reserve for estimated credit losses. The effects on adoption of ASC 326 was $3,553. As of April 30, 2026 and October 31, 2025, allowance for credit loss was $2,469,626 and $1,595,831, respectively.

Prepayment, Net

Prepayments are cash deposited or advanced to suppliers for future inventory purchases or service providers for future services. This amount is refundable and bears no interest. For any prepayments determined by management that such advances will not be in receipts of inventories, services, or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

Prepaid expenses

Prepaid expenses represent payments made in advance for goods and services that will be consumed in future periods. These amounts are initially recorded as assets on the balance sheet at cost and are amortized over the period the related benefits are expected to be received. Prepaid expenses with a benefit period of one year or less are classified as current assets; amounts applicable to periods beyond one year are classified as non-current assets. Amortization is recorded as an expense in the income statement in the periods benefited.

Lease

Under ASC Topic 842, lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and lease liabilities.

For operating leases, lease expense for lease payments is recognized on a straight-line basis over the lease term. Variable lease payments that do not depend on a rate or index are expensed as incurred.

The Company elected the practical expedients for an entity ongoing accounting and applied the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Company is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Company’s accounting for finance lease (formerly called capital lease) remains substantially unchanged. ASC Topic 842 adoption did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements. On the other hand, operating lease expense is recognized on a straight-line basis over the lease term.

The Company evaluates the impairment of its right of use (ROU) assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended October 31, 2025 and 2024, the Company did not have any impairment loss against its operating lease ROU assets.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Estimated useful lives (years)
Electronic equipment	2 – 5
Office facilities	2 – 5
Machinery equipment	3 – 5
Vehicles	4 – 5

Expenditure for maintenance and repairs is expensed as incurred.

The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the lower of the carrying value or fair value less cost to sell the relevant assets and is recognized in general and administrative expenses in the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income.

The depreciation is recorded under the general and administrative expenses as well as research and development expenses in the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income.

Intangible Assets

Intangible assets mainly comprise patent right. Intangible assets are recorded at cost less accumulated amortization with no residual value. Amortization of intangible assets is computed using the straight-line method over their estimated useful lives. The amortization is recorded under the general and administrative expenses in the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income.

The estimated useful lives of the Company’s intangible assets are listed below:

Estimated useful lives (years)
Patent right	20

Impairment of Long-lived Assets

In accordance with ASC 360-10-35, the Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Based on the existence of one or more indicators of impairment, the Company measures any impairment of long-lived assets using the projected discounted cash flow method at the asset group level. The estimation of future cash flows requires significant management judgment based on the Company’s historical results and anticipated results and is subject to many factors. The discount rate that is commensurate with the risk inherent in the Company’s business model is determined by its management. An impairment loss would be recorded if the Company determined that the carrying value of long-lived assets may not be recoverable. The impairment to be recognized is measured by the amount by which the carrying values of the assets exceed the fair value of the assets. No impairment has been recorded by the Company for the six months ended April 30, 2026 and 2025.

Revenue Recognition

The Company recognized its revenue under Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). The Company recognizes revenues when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. The Company recognizes revenues following the five-step model prescribed under Topic 606: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation.

Revenues are recognized when control of the promised goods or services is transferred to our customers, which may occur at a point in time or over time depending on the terms and conditions of the agreement, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

The Company generates its revenues primarily from 5 sources: (1) Wastewater treatment revenue, (2) River water quality management revenue, (3) Product sales revenue, (4) Training and (5) Others. The Company recognizes revenue, excluding any VAT, when performance obligations under the terms of a contract with its customers are satisfied. This occurs when the control of the goods and services have been transferred to the customer.

Wastewater treatment segment

As of April 30, 2026, RMB 35,700,000 (approximately $5.2 millions) of the agreement that were signed but had unperformed obligations related to river water quality management project, and it was completed in June 2026. As of April 30, 2026, RMB 41,000,000 (approximately $6.0 millions) of the agreement that were signed but had unperformed obligations related to wastewater treatment revenue, and it was not yet completed as of the issuance date of this report.

(1) Wastewater treatment revenue

For wastewater treatment projects, the Company contracts with customers to provide design proposal according to customers’ need and complete the construction. The terms of pricing and payment are fixed with no discount or rebate offered, no variable consideration is involved. Apart from the completion of the construction, an assurance-type warranty promise is identified in the contract, which normally for one year. This promise is used to complete the project, and the customers cannot benefit from standalone promise. Thus, there is only one performance obligation with standard quality guarantee for wastewater treatment projects. The revenue is recognized at a point in time since the projects do not meet any of the following criteria:

1.	The customer simultaneously receives and consumes the economic benefits of the provided asset as the entity performs;

2.	The seller’s performance creates or enhances an asset controlled by the customer as the asset is created or enhanced; or

3.	The seller’s performance creates an asset with no alternative use, and the seller has an enforceable right to payment for performance completed to date.

The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of project, usually at the time when the project has been passed final acceptance by customers. The control of the project is then transferred from the Company to the customers upon completion of customers’ final acceptance. Payments are due from its customers based on the payment terms established in its contracts.

The Company only provides customers with the assurance that the projects would function in accordance with agreed-upon specifications are accounted for in accordance with existing guidance on product warranties. Hence, the warranties are considered as assurance type warranties, and would be treated as a liability with no impact to revenue recognition.

(2) River water quality management revenue

For river water quality management projects, the Company contracts with customers to provide design proposal according to customers’ need and achieve the target of water quality improvement which often takes an extended period of time. The terms of pricing and payment are fixed, no variable consideration is involved. Thus, there is only one performance obligation. Revenue generated from river water quality management is recognized over time using contract cost-based input method to measure progress. Contract costs include labor, material and allocable indirect expenses. Revenue is recognized proportionally as contract costs are incurred plus estimated fees. Under this method, the extent of progress towards completion is measured based on the ratio of total cost incurred to date to the total estimated cost at completion of the performance obligation. Revenues are recorded proportionally as total costs are incurred. The customer simultaneously receives and consumes the economic benefits once the river water quality management projects are performed. Payments are due from its customers based on the payment terms established in its contracts.

The Company only provides customers with the assurance that the products would function in accordance with agreed-upon specifications are accounted for in accordance with existing guidance on product warranties. Hence, the warranties are considered as assurance type warranties, and would be treated as a liability with no impact to revenue recognition.

(3) Product sales revenue

For product sales, the Company contracts with customers to provide hydrophyte and chemical reagent, which is the only performance obligation under the contract. The terms of pricing and payment are fixed with no discount or rebate offered, no variable consideration is involved. The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of delivery to the customers, usually at the time when the goods related to products sales contract is delivered to and accepted by the customers. Payments are due from its customers based on the payment terms established in its contracts.

Digital health and wellness segment

The Company enters into cooperation agreements with service partners and business partners to expand its “Digital Health Center” (数字康养中心)门店 and partner network. Each agreement requires the partner to pay a nonrefundable upfront “Startup Service Package” (启动服务包) fee, including training service, core product package and supporting service. The Company should recognize the full upfront fee as Contract liabilities. Under ASC 606, the upfront cooperation fees should be treated as transaction price and allocated to identified performance obligations within the “Startup Service Package” (启动服务包). Revenue shall be recognized when each performance obligation is satisfied. Revenue recognition should be disaggregated based on the distinct performance obligations: (1) tangible products revenues was recognised at the point in time upon delivery (Product sales revenue); (2) training services revenues was recognised over the service period (Training revenue); and (3) one-time Q&A supporting services revenue was recognised at the point in time upon suppurting or 3 days after the delivery of training manual (Others).

Revenue by major product line

	For The Six Months Ended April 30,
	2026	2025
Wastewater treatment revenue	$9,186,084	$493,123
River water quality management revenue	4,297,180	4,728,449
Product sales revenue	1,344,830	277,081
Training revenue	3,502,890	—
Others	254,541	—
Total Revenue	$18,585,525	$5,498,653

Cost of Revenues

Cost of revenues consists primarily of materials purchased from suppliers, and labor cost (including salaries and benefits), as well as project and production support cost, which are directly related to revenue generating transactions. These costs are charged to the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income as incurred.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. In accordance with ASC 340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs.

The revenue is recognized when control of the promised is rendered over the service period and the payment from customers is not contingent on a future event, and the right to consideration in exchange that the Company has transferred to a customer is only conditioned on the passage of time. The contract assets as of April 30, 2026 and October 31, 2025 are as follows:

	April 30, 2026	October 31, 2025
Contract assets for wastewater treatment revenue	$690,024	$263,528
Contract assets for river water quality management revenue	1,148,111	894,842
Total	$1,838,135	$1,158,370

The following table sets forth the movement of contract assets:

	April 30, 2026	October 31, 2025
Balance, at beginning of the year	$1,158,370	$603,979
Addition	673,711	1,112,636
Reduction	(54,705)	(565,881)
Exchange rate difference	60,759	7,636
Balance, at end of the year	$1,838,135	$1,158,370

Contract liabilities represents cash payment received from customers in advance of the Company satisfying performance obligations under contractual arrangements, including those with performance obligations to be satisfied over a period of time and point in time. Contract liabilities are derecognized when or as revenue is recognized. The following table sets forth the movement of contract assets:

	April 30, 2026	October 31, 2025
Balance, at beginning of the year	$—	$—
Addition	5,755,527	—
Reduction	(4,522,302)	—
Exchange rate difference	23,156	—
Balance, at end of the year	$1,256,381	$—

General and administrative expenses

General and administrative expenses consist primarily of salaries and welfare expenses and related expenses for employees involved in general corporate functions, including accounting, legal and human resources; and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses, professional service fees, depreciation, amortization and other general corporate related expenses. These expenses are charged to the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income as incurred.

Selling expenses

Selling expenses consist primarily of salaries and welfare expenses to sales and marketing personnel and costs associated with use by sales function, such as travelling expenses, business entertainment expense and other sales related expenses. These expenses are charged to the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income as incurred.

Research and Development Expenses

Research and development expenses consist primarily of compensation and benefits to research and development staffs, and costs associated with use by research and development function of facilities and equipment, such as traveling and general expenses, depreciation and other expenses related to research and development. These expenses are charged to the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income as incurred.

Comprehensive income

The Company applies ASC 220, Comprehensive Income (“ASC 220”), with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the six months ended April 30, 2026 and 2025, the Company’s comprehensive income includes net income, and other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company’s subsidiaries not using the U.S. dollar as their functional currencies.

Earnings (Loss) per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) attributable to Xinzi shareholders, divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. No dilutive shares for the six months ended April 30, 2026 and 2025.

Fair Value Measurements

U.S. GAAP establishes a three-tier hierarchy to prioritize the inputs used in the valuation methodologies in measuring the fair value of financial instruments. This hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three-tier fair value hierarchy is:

Level 1 – observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – include other inputs that are directly or indirectly observable in the market place.

Level 3 – unobservable inputs which are supported by little or no market activity.

The carrying value of the Company’s financial instruments, including cash, accounts and other receivables, other current assets, accounts and other payables, and other short-term liabilities approximate their fair value due to their short maturities.

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the relevant tax jurisdiction. No taxable income was generated outside the PRC for the six months ended April 30, 2026 and 2025. The Company accounts for income tax in accordance with U.S. GAAP.

Current income taxes are provided on the basis of net profit (loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the unaudited interim condensed consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive loss in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2024 and 2023 are subject to examination by any applicable tax authorities. The Company had no uncertain tax position for the six months ended April 30, 2026 and 2025.

Foreign Currency and Foreign Currency Translation

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. The functional currency of the Company is the United States dollar (“U.S. dollar”). The functional currency of the Company’s subsidiaries in the Hong Kong, China is the Hong Kong dollar (“HKD”). The functional currency of the Company’s operations in the PRC is the Chinese Yuan or Renminbi (“RMB”).

The unaudited interim condensed consolidated financial statements are presented in U.S. dollars. Assets and liabilities are translated into U.S. dollars at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average of the exchange rates in effect during the reporting period. Shareholders’ equity accounts are translated using the historical exchange rates at the date the entry to shareholders’ equity was recorded, except for the change in retained earnings during the period, which is translated using the historical exchange rates used to translate each period’s income statement. Differences resulting from translating functional currencies to the reporting currency are recorded in accumulated other comprehensive income in the unaudited interim condensed consolidated balance sheets.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Gains and losses resulting from foreign currency re-measurement are included in the statements of operation and comprehensive (loss).

Translation of amounts from RMB into U.S. dollars has been made at the following exchange rates:

Balance sheet items, except for equity accounts
April 30, 2026	RMB6.8273 to $1
October 31, 2025	RMB7.1169 to $1

Income statement and cash flows items
For the six months ended April 30, 2026	RMB6.9555 to $1
For the six months ended April 30, 2025	RMB7.2681 to $1

Segment Reporting

ASC Topic 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. The chief executive officer is the chief operating decision maker. Based on management’s assessment, the Company had two operating and reportable segments: (1) Wastewater treatment related and (2) Digital health and wellness related during the six months ended April 30, 2026 and 2025. The segments information is also detailed in the Note 14.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company adopted this guidance on November 1, 2024,to improve segment disclosure transparency and the adoption did not have a material impact on its unaudited interim condensed consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of income and comprehensive income and unaudited interim condensed consolidated statements of cash flows.

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable as of April 30, 2026 and October 31, 2025 are as follows:

	April 30, 2026	October 31, 2025
Accounts receivable	$23,739,661	$13,978,454
Less: Allowance for credit losses	(2,469,626)	(1,595,831)
Totals	$21,270,035	$12,382,623

Accounts receivable by aging bucket are as follows:

	Balance as of April 30, 2026	Subsequent collection	% of Subsequent collection
Less than half year	$14,017,391	$1,063,781	7.6
half year to 1 year	8,220,210	2,193,400	26.7
1 year to 1.5 years	697,611	124,163	17.8
1.5 years to 2 years	636,752	636,752	100.0
2 years to 2.5 years	—	—	—
2.5 year to 3 years	—	—	—
over 3 years	167,697	—	—
Total gross accounts receivable	$23,739,661	4,018,096	16.9
Less: Allowance for accounts receivable	(2,469,626)
Accounts receivable, net	$21,270,035

The following table sets forth the movement of allowance for accounts receivable:

	April 30, 2025	October 31, 2025
Balance, at beginning of the period	$1,595,831	$741,753
Addition (Reversal)	791,245	842,339
Exchange rate difference	82,550	11,739
Balance, at end of the period	$2,469,626	$1,595,831

5.	PREPAYMENT, NET

Prepayment as of April 30, 2026 and October 31, 2025 are as follows:

	April 30, 2026	October 31, 2025
Prepayment	$5,674,377	$88,116
Less: Allowance for bad debt	(91,854)	(88,116)
Totals	$5,582,523	$—

The following table sets forth the movement of allowance for prepayment:

	April 30, 2026	October 31, 2025
Balance, at beginning of the period	$88,116	$88,105
Addition (Reversal)	—	—
Exchange rate difference	3,738	11
Balance, at end of the period	$91,854	$88,116

6.	LOAN RECEIVABLE

Loan receivable as of April 30, 2026 and October 31, 2025 are as follows:

	April 30, 2026	October 31, 2025
Current
XIAOMING MANAGEMENT SERVICES PTE. LTD (b)	$250,000	$—
Yaruyun (Shanghai) Enterprise Management Co., Ltd. (a)	350,000	—

Non-current
Yaruyun (Shanghai) Enterprise Management Co., Ltd. (a)	$—	$350,000

(a)	As of October 30, 2025, the Company had one non-current loan receivable outstanding, granted to Yaruyun (Shanghai) Enterprise Management Co., Ltd. on January 24, 2025, with a principal amount of $350,000. The loan has a contractual term of two years, maturing on January 24, 2027, and bears interest at a fixed annual rate of 4%. Interest is payable annually in arrears on January 24 of each year. As of April 30, 2026, this loan should be classified as current loan receivable.

(b)	As of April 30, 2026, the Company had one current loan receivable outstanding, granted to XIAOMING MANAGEMENT SERVICES PTE. LTD on April 13, 2026 with a remaining principal amount of $250,000. The loan is interest-free and matures on May 7, 2026.

Interest income is recognized using the effective interest method over the term of the loan. The Company adopts the simplified interest calculation method (30 days per month) for interest recognition.

7.	PREPAID EXPENSES

As of April 30, 2026 and October 31, 2025, prepaid expenses consisted of the following:

	April 30, 2026	October 31, 2025
Current portion
Prepaid professional service fees	$709,814	$1,507,714
Prepaid research and development expenses	350,000	420,000
Prepaid insurance	—	35,645
Prepaid other expenses	47,882	—
Non-current portion
Prepaid research and development expenses	—	105,000
Totals	$1,107,696	$2,068,359

8.	PROPERTY AND EQUIPMENT

As of April 30, 2026 and October 31, 2025, property and equipment consisted of:

	April 30, 2026	October 31, 2025
Electronic equipment	$44,955	$27,627
Office facilities	22,320	20,838
Machinery equipment	148,576	142,530
Vehicles	300,266	288,048
Less: Accumulated depreciation	(300,812)	(243,336)
Less: Impairment loss	(35,617)	(34,168)
Totals	$179,688	$201,539

Depreciation recognized to the unaudited interim condensed consolidated statements of income and comprehensive income for the six months ended April 30, 2026 and 2025 were $46,285 and $36,779, respectively.

9.	LEASE

With the adoption of ASC Topic 842, the Company has recorded a right-of-use asset and corresponding lease liability, by calculating the present value of future lease payments.

The Company entered into operating lease agreements for office spaces discounted at 3.39% (weighted average rate for operating leases), the Company’s incremental borrowing rate, over the expected term. The weighted average remaining operating lease term (years) was 2.61 as of April 30, 2026. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Operating lease expenses were $108,862 and $27,518 for the six months ended April 30, 2026 and 2025, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	April 30, 2026	October 31, 2025
Operating lease assets, net	$760,269	$154,556
ROU assets	882,426	316,234
Accumulated amortization	(122,157)	(161,678)
Operating lease liabilities – current	290,326	52,217
Operating lease liabilities – non-current	426,626	54,331
Total operating lease liabilities	$716,952	$106,548

The Company entered into finance lease agreements for vehicle equipment discounted at 0% (weighted average rate for finance lease). The Company recognizes finance lease expense on a straight-line basis over the useful life of 5 years. Finance lease expenses was $7,306 for the six months ended April 30, 2025. As of October 31, 2025, the Company’s finance lease agreement expired, and the ownership of the vehicle was transferred to the Company. Accordingly, the related finance lease asset was reclassified to property and equipment.

Cash flow information related to lease consisted of the following:

	For the six months ended April 30,
	2026	2025
Financing cash payments for finance leases	$—	$11,695

The following is a schedule, by years, of maturities of lease liabilities as of April 30, 2026:

Year ended October 31,	Operating Leases
2026	$186,464
2027	309,816
2028	251,228
Total lease payments	747,508
Less: Imputed interest	(30,556)
Present value of lease liabilities	716,952
Less: Current lease liabilities	290,326
Long-term lease liabilities	426,626

10.	OTHER PAYABLES

As of April 30, 2026 and October 31, 2025, other payables consisted of:

	April 30, 2026	October 31, 2025
VAT and other taxes payable	$7,220,548	$4,984,719
Others	21,389	20,656
Totals	$7,241,937	$5,005,375

11.	INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Companies, which are incorporated in Hong Kong, are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC Tax

Decent China is governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments. Decent China obtained the “high-tech enterprise” tax status and renewed it in December 2022, which reduced its statutory income tax rate to 15%. The high-tech enterprise tax status will expire in December 2025. According to PRC tax regulations, the PRC net operatimg loss can generally carry forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred for gerneral enterprises, while for high-tech enterprises, technology-based small and medium-sized enterprises and eligible integrated circuit enterprises, the maximum carry-forward period is 10 years. Carryback of losses is not permitted. As of April 30, 2026, there were no net operating losses generated for PRC corporate income tax purposes.

A reconciliation of the income tax expenses determined at the statutory income tax rate to the Company’s income taxes is as follows:

	For The Six Months Ended April 30,
	2026	2025
Income tax computed at 25%	$(217,032)	$(112,353)
Different tax rates in other jurisdictions	629,555	163,809
Tax preferential rate	(144,500)	(19,830)
Non deductible expenses	4,834	1,323
Super deduction	(78,351)	(3,196)
Tax loss not recognised	11,457	—
Income tax expense	$205,963	$29,752

	For The Six Months Ended April 30,
	2026	2025
Current income tax expense	$354,877	$143,621
Deferred income tax effect	(148,914)	(113,869)
Total income tax expense	$205,963	$29,752
Effective tax rates	(23.7)%	(6.6)%

Deferred tax asset

As of April 30, 2026 and October 31, 2025, deferred tax asset consisted of:

	October 31, 2026	October 31, 2025
Deferred tax asset
Provision for credit losses	$384,222	$252,592
Net operating loss carried forward	11,752	—
Provision for inventory obsolescence	2,152	2,070
Lease liabilities	46,442	15,982
Estimated warranty liabilities	18,024	1,447
Deferred tax liability
Right-of-use assets	(51,415)	(23,183)
Totals	$411,177	$248,908

12.	RELATED PARTIES

Balance with related parties

	April 30, 2026	October 31, 2025
Due from related parties
Dingxin Sun(1)	$347	$490
Totals	$347	$490

Transactions with related parties

		For The Six Months Ended April 30,
Name of Related Party	Nature	2026	2025
Shandong Dingxin Energy Saving Technology Group Co. Ltd.(2)	Office Rental	$28,754	$27,518

Loan made to related parties*

	For the six months ended April 30,
	2026		2025
Name of Related Party	Borrowing	Repayment	Borrowing	Repayment
Dingxin Sun(1)	$—	$—	$—	$38,901
Totals	$—	$—	$—	$38,901

*	Loan made to related parties above represented the Group’s interest-free loans.

(1)	Dingxin Sun: the director of Shandong Dingxin Ecology Environmental Co., Ltd.

(2)	Shandong Dingxin Energy Saving Technology Group Co. Ltd.: the company directly controlled by Dingxin Sun.

13.	EQUITY

Ordinary share

As of April 30, 2026, ordinary share has a par value of US$0.0025 per share. The authorized number of Class A Ordinary shares was 19,800,000 shares. Issued and outstanding Class A Ordinary shares were 1,615,128 shares, each having 1 vote per share. The authorized number of Class B Ordinary shares was 200,000 shares. Issued and outstanding Class B Ordinary shares were 200,000 shares, each having 20 vote per share.

On November 12, 2025, the Company completed its public offering on the Nasdaq Capital Market, issuing an aggregate of 13,333,333 ordinary shares (equivalent to 533,334 shares on a post-reverse-split basis) and warrants to purchase up to 26,666,666 ordinary shares. The offering price was US$0.60 per share (combined with a warrant), gross proceeds totaling US$8 million and net proceeds totaling US$7,037,437.

From the closing of this offering through April 30, 2026, warrants to purchase 15,794,229 Class A ordinary shares (equivalent to 631,794 shares post-split) were exercised cashless, resulting in the issuance of the corresponding number of Class A ordinary shares. All remaining warrants to purchase 10,872,437 ordinary shares were not exercised prior to their expiration. As these warrants expired unexercised, no warrants remained outstanding as of April 30, 2026.

Surplus reserve

A significant portion of the Company’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from the Company’s subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of the Company’s subsidiaries included in the Company’s unaudited interim condensed consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC Operating Subsidiary are restricted in their ability to transfer a portion of their net assets to the Company. As of April 30, 2026 and October 31, 2025, net assets restricted in the aggregate, which include paid-in capital and statutory reserves funds of the Company’s subsidiaries, that are included in the Company’s unaudited interim condensed consolidated net assets were approximately $1.87 and $1.74 million.

14.	SEGMENT INFORMATION

The Company has two operating segments (1) Wastewater treatment related, (2) Digital health and wellness related based on the business segments.

Information on reportable segments and reconciliation to consolidated net income is as follows:

	For The Six Months Ended April 30,
	2026	2025
Wastewater treatment related
Gross profits	$3,178,502	$1,511,095
Operating expenses	(3,825,822)	(1,976,883)
Operating loss	(647,320)	(465,788)

Digital health and wellness related
Gross profits	$3,020,787	$—
Operating expenses	(3,249,219)	—
Operating loss	(228,432)	—

Consolidated
Gross profits	$6,199,289	$1,511,095
Operating expenses	(7,075,041)	(1,976,883)
Operating loss	(875,752)	(465,788)
Total other income, net	7,622	16,375
Provision for income taxes	(205,963)	(29,752)
Net loss	(1,074,093)	(479,165)

Total segment assets reconciled to consolidated total assets as follows:

	As of April 30, 2026	As of October 31, 2025
Wastewater treatment related	$30,774,798	$17,178,975
Digital health and wellness related	2,750,919	—
Consolidated	33,525,717	17,178,975

15.	CONCENTRATIONS, RISKS AND UNCERTAINTIES

Deterioration in general economic conditions in the United States and globally, including the effect of prolonged periods of inflation on our customers and suppliers, could harm our business and results of operations.

Our business and results of operations could be adversely affected by changes in national or global economic conditions. These conditions include but are not limited to inflation, rising interest rates, availability of capital markets, energy availability and costs (including fuel surcharges), negative impacts resulting from the military conflict between Russia and the Ukraine, and the effects of governmental initiatives to manage economic conditions. Impacts of such conditions could be passed on to our business in the form of a reduced customer base and/or our customers spendings due to possible reductions in industry-wide spendings and/or economic pressure on our suppliers to pass on increased costs.

Risks Related to Doing Business in China

The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our operations.

Recently, the Chinese government announced that it would step up supervision of Chinese firms listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading, China will also check sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (the “CAC”) has also opened a cybersecurity probe into several U.S.-listed tech giants focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data. Our operations and business interests are in Taiwan and mainland China. If the Chinese government’s interference expands and by proxy, our business interests are affected, our operations may be negatively impacted although presently, there is no discernible immediate impact.

Credit risk

Cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Concentration risk

The Company has a concentration risk related to suppliers and customers. Failure to maintain existing relationships with the suppliers or customers to establish new relationships in the future could negatively affect the Company’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect revenues.

The concentration on sales revenues generated by customers type comprised of the following:

	For the six months ended April 30,
	2026	2025
Percentage of the Company’s sales
Customer C	28%	21%
Customer A	27%	9%
Customer H	18%	—%
Customer G	0%	68%

The table sets above information as to the revenue derived from those customers that accounted for more than 10% of the Company’s total revenues for the six months ended April 30, 2026 and 2025.

	As of April 30, 2026	As of October 31, 2025
Percentage of the Company’s accounts receivable
Customer A	42%	60%
Customer C	27%	8%
Customer G	14%	23%
Customer H	15%	3%

The table above sets forth information as to each customer that accounted for more than 10% for the Company’s accounts receivable as of April 30, 2026 and October 31, 2025.

The concentration on purchases generated by suppliers type comprised of the following:

	For the six months ended April 30,
	2026	2025
Percentage of the Company’s purchases
Supplier C	30%	29%
Supplier D	12%	2%
Supplier F	15%	57%
Supplier K	23%	6%

The table sets above information as to the purchases derived from the supplier that accounted for more than 10% of the Company’s total purchases for the six months ended April 30, 2026 and 2025.

	As of
	April 30, 2026	October 31, 2025
Percentage of the Company’s accounts payable
Supplier C	39%	29%
Supplier D	14%	33%
Supplier F	13%	32%
Supplier K	28%	3%

The table above sets forth information as to each supplier that accounted for more than 10% for the Company’s accounts payable as of April 30, 2025 and October 31, 2025.

16.	SUBSEQUENT EVENT

The Company evaluated all events and transactions that occurred after April 30, 2026 up through the reporting date. There were no other subsequent events occurred that would require recognition or disclosure in the Company’s unaudited interim condensed consolidated financial statements.

17.	FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Rule 4-08 (e)(3) of Regulation S-X, “General Notes to Financial Statements” and concluded that it was applicable to the Company; therefore, the financial statements for the parent company are included herein.

The condensed financial information of the parent company, Decent Holding INC., has been prepared using the same accounting policies as set out in the Company’s unaudited interim condensed consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

The Company and its subsidiaries are included in the unaudited interim condensed consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries are reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries is reported as income and losses from subsidiaries in the accompanying condensed financial information of parent company.

As of April 30, 2026 and October 31, 2025, the Company did not have any outstanding guarantees, long-term obligations, or significant capital and other commitments.

PARENT COMPANY BALANCE SHEETS

	April 30, 2026	October 31, 2025
	Unaudited
ASSETS
Current assets
Cash	$1,496,050	$64,182
Prepaid expenses, current	709,814	1,402,714
Interest receivable	3,500	10,500
Due from intercompany entity	3,586,339	1,395,600
Non-current assets
Investment in subsidiaries	7,706,888	$5,534,567
Prepaid expenses, non-current	—	105,000
Loan receivable	600,000	350,000
Deferred offering cost	—	19,884
Total assets	$14,102,591	$8,882,447

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	24,000	$24,000
Due to intercompany entity	$132,312	1,130,776
Total liabilities	$156,312	$1,154,776

Shareholders’ equity
Class A Ordinary shares (US$0.0025 par value, 19,800,000 shares authorized, 1,615,128 and 450,000 shares issued and outstanding as of April 30, 2026 and October 31, 2025, respectively)	4,038	1,125
Class B Ordinary shares (US$0.0025 par value, 200,000 shares authorized, 200,000 shares issued and outstanding as of April 30, 2026 and October 31, 2025, respectively)	500	500
Subscription receivable	(1,500)	(1,500)
Additional paid-in capital	11,257,406	4,222,882
Statutory reserve	666,232	512,732
Non-controlling interests	(2,217)	—
Retained earnings	1,893,290	3,118,706
Accumulated other comprehensive loss	128,530	(126,774)
Total shareholders’ equity	13,946,279	7,727,671
Total liabilities and shareholders’ equity	$14,102,591	$8,882,447

PARENT COMPANY STATEMENTS OF OPERATION AND COMPREHENSIVE (LOSS) INCOME

	For the six months ended April 30,
	2026	2025
	Unaudited	Unaudited
OPERATING EXPENSES	$(2,252,564)	$(613,077)
INCOME FROM SUBSIDIARIES	1,178,471	133,912

NET LOSS	(1,074,093)	(479,165)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	255,264	(131,684)
COMPREHENSIVE (LOSS) INCOME	$(818,829)	$(610,849)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the six months ended April 30,
	2026	2025
	Unaudited	Unaudited
Net cash used in operating activities	$(1,672,349)	$(120,882)
Net cash used in investing activities	(3,933,220)	(2,573,000)
Net cash provided by financing activities	7,037,437	3,035,285